

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2023

Doug Bathauer
Chief Executive Officer
Integral Technologies, Inc.
2605 Eastside Park Road, Suite 1
Evansville, IN 47715

      Re: Integral Technologies, Inc.
           Form 10-12G
           Filed March 28, 2023
           File No. 000-28353

Dear Doug Bathauer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G filed March 28, 2023

Item 1. Business, page 3

1.   We note your disclosure that "[t]he major commercial milestones for the company have been the signing of two, 10-year license agreements with Avient Corporation and Hanwha Advanced Materials of South Korea," however, we also note your disclosure that you receive "minimal royalties" from these license agreements. Please revise to clarify why the agreements are commercial milestones.

2.   We note your disclosure that you have not generated material revenues since 2018 and are "evaluating a number of strategic alternatives including, but not limited to, seeking to acquire a new business in the United States, including potentially by means of a reverse merger with an operating entity." It appears from your current disclosure that you may be a "blank check" company under Section (a)(2) of Rule 419 of the Securities Act. Please revise to prominently disclose your status as a blank check company and to inform the

public of your obligations under Rule 419 of the Securities Act. If you do not believe that you are a blank check company, please provide us with your legal analysis.

3. Revise this section to clearly describe how you will seek to identify business combination candidates and how you will evaluate them. We further note that you have approximately $6.6 million in outstanding debt, most of which is in default. Please revise to disclose how you intend to fund the acquisition of a new business.

Our Intellectual Property, page 4

4. Please revise to briefly describe the duration of your patents. Refer to Item 101(h)(4)(vii) of Regulation S-K.

Item 1A. Risk Factors
Due to factors beyond our control, our stock price will be volatile., page 7

5. Please expand this risk factor to disclose the potential for increased price and market volatility once your shares resume trading given the duration of the halted quotation period.

Item 4. Security Ownership Of Certain Beneficial Owners And Management, page 10

6. We note references to footnote (4) and (5) do not appear in the beneficial ownership table. Please revise.

Item 5. Directors and Executive Officers, page 11

7. Please revise your disclosure to comply with Item 401(e) of Regulation S-K.

8. Please identify who is performing the functions of your principal financial officer.

Item 7. Certain Relationships and Related Transactions, page 12

9. We note your disclosure regarding the promissory notes issued by SBI Investments, LLC 2014-1 and Oasis Capital LLC. Please expand your disclosure to include the amount of principal and interest paid. Refer to Item 404(a)(5) of Regulation S-K.

10. We note your disclosure that the company is in default on convertible notes issued to SBI Investments, LLC 2014-1 and Oasis Capital LLC. Please disclose the material terms of the convertible notes, including any default penalties and default provisions.

Item 11. Description of Registrant's Securities To Be Registered, page 14

11. Please explain or revise to reconcile your disclosure on page 14 with your articles of incorporation filed as Exhibit 3.1. We note your disclosure that you are authorized to issue up to 250,000,000 shares of common stock, however, Section Four of your articles of incorporation state you are authorized to issue 150,000,000 shares of common stock.

Exhibits

12.   We note you entered into two license agreements with Avient Corporation and Hanwha Advanced Materials of South Korea. Please file those agreements or tell us why you are not required to do so.

General

13.   We note that the website you listed is not active. Please revise to provide an accurate website address.

14.   Please revise your disclosure to discuss the impact of the debt that is currently in default on your ability to operate, your financial condition and your results of operations. For example, disclose if you, your subsidiaries or your shareholders are restricted in (i) transferring equity interests, (ii) paying dividends or transferring cash, (iii) voting to approve a business combination or (iv) issuing securities. Disclose if material assets, including your intellectual property, are restricted in connection with your debt or other liabilities that are, or are expected to be, under default. Additionally, revise to prominently disclose the salaries, management fees, consulting fees and business-related reimbursements owed to your executives as well as the material terms, including the default provisions, of each of your material debt and convertible debenture agreements.

15.   Please revise to prominently discuss the reasons that quotations of your shares on the OTC Pink were halted in March 2021. Additionally, revise to clearly state whether you will seek to have your securities quoted on the OTC Pink.

16.   Your registration statement will become effective 60 days after you filed it with the Commission and you will then be responsible for filing reports required by the Securities Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if we have not completed the review of your filing. If you cannot resolve the comments before that time, you should consider withdrawing the filing before it becomes effective. You could then refile when you are able to respond to the comments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Andi Carpenter at 202-551-3645 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Evan Ewing at 202-551-5920 with any other questions.

Sincerely,

Division of Corporation Finance

Office of Manufacturing